Exhibit 99.2

Pioneering science to transform patient outcomes Half-year financial report 2024 Galapagos Pioneering for patients

TABLE OF CONTENTS Table of Contents Management report Main events in the first six months of 2024 4 Financial highlights 8 The Galapagos share 14 Related party transactions 14 Risk factors 15 Disclaimer and other information 16 Financial statements Unaudited condensed consolidated interim financial statements 20 Notes 27 Other information Glossary 47 Financial calendar 56 Colophon 57 Contact 58

The Galapagos group Management report Pioneering science to transform patient outcomes

Main events in the first six months of 2024 Portfolio The following chart provides an overview of our product candidates currently in development as of the date of the publication of this report. CLL, chronic lymphocytic leukemia; DM, dermatomyositis; Heme-onc, hematological oncology; MM, multiple myeloma; NHL, non-Hodgkin lymphoma; R/R, relapsed/refractory; SLE, systemic lupus erythematosus *Subject to opt-in under collaboration and exclusive license agreement with Adaptimmune for uza-cel (ADP- A2M4CD8) (signed & announced 30 May 2024); **uza-cel produced on Galapagos’ decentralized manufacturing platform

First quarter of 2024 See our Q1 2024 press release. Second quarter of 2024 and post-period update We made regulatory, clinical, and manufacturing progress with our CD19 CAR-T candidates, GLPG5101 in relapsed/refractory non-Hodgkin lymphoma (R/R NHL) and GLPG5201 in chronic lymphocytic leukemia (R/R CLL) & Richter transformation (RT), and submitted a protocol amendment for BCMA CAR- T candidate, GLPG5301, in relapsed/refractory multiple myeloma (R/R MM) by: Submitting an Investigational New Drug (IND) application for the ATALANTA-1 Phase 1/2 study of GLPG5101 to the U.S. Food and Drug Administration (FDA). Submitting a Clinical Trial Application (CTA) to the European Medicines Agency (EMA) for the Phase 2 dose expansion study of GLPG5201. The IND for the EUPLAGIA-1 Phase 1/2 study is on track for filing in Q4 2024. Presenting additional encouraging safety, efficacy and translational Phase 1/2 data for GLPG5101 and GLPG5201 at scientific conferences1,2,3 demonstrating the feasibility of Galapagos’ innovative cell therapy manufacturing platform to address unmet needs of high-risk patients with median seven-day vein-to-vein delivery of fresh, fit CAR-T cells. Submitting a protocol amendment to EMA for the Phase 1/2 PAPILIO-1 study of GLPG5301 in R/R MM following a temporarily pause in patient enrolment due to one observed case of parkinsonism. We anticipate resuming recruitment in the coming months. Establishing strategic collaboration with Blood Centers of America, significantly advancing Galapagos’ U.S. expansion strategy. This collaboration complements our existing collaborations with Landmark Bio and Thermo Fisher Scientific, and supports upcoming pivotal studies and potential future commercial manufacturing of cell therapies near cancer treatment centers, aiming to deliver more and faster access to potentially life-saving treatments across the U.S. 1 EHA 2024, 13-16 June, Madrid, Spain. Kersten MJ, et al. 2 EBMT-EHA 2024, 15-17 February, Valencia, Spain. Blum S, et al.; Tovar N, et al.; Kersten MJ, et al. 3 EBMT 2024, 14–17 April, Glasgow, UK. Hoefsmit E, et al.; Ortiz-Maldonado V, et al.; Kersten MJ, et al.

Galápagos
MANAGEMENT REPORT

**We continued to execute on our innovation strategy with license agreements and research collaborations in small molecules and cell therapies in solid tumor indications by:**

- Signing a clinical collaboration agreement with an option to exclusively license Adaptimmune's next-generation TCR T-cell therapy (uza-cel) targeting MAGE-A4 for head & neck cancer and potential future solid tumor indications, using Galapagos' cell therapy manufacturing platform. Adaptimmune is eligible to receive initial payments totaling $100 million, option exercise fees of up to $100 million, additional development and sales milestone payments of up to a maximum of $465 million, plus tiered royalties on net sales.
- Expanding the strategic collaboration and licensing agreement with BridGene Biosciences, which was announced early 2024, to include the discovery of a highly selective oral SMARCA2 small molecule proteolysis targeting chimera (PROTAC) in precision oncology. This combines Galapagos' expertise in selective ATPase small molecules with BridGene's PROTAC discovery engine. The collaboration intends to advance the molecule into a preclinical candidate, with Galapagos holding exclusive global rights for further development and commercialization of the product candidates developed under the agreement. Under the terms of the agreement, BridGene is eligible to potentially receive up to $159 million in total payments plus tiered royalties on net sales.

**We progressed our proprietary R&D pipeline of >20 clinical and preclinical small molecule and cell therapy programs in oncology and immunology by:**

- Focusing on biologically validated targets to develop potential best-in-class therapeutics in areas of high unmet medical needs.
- Accelerating early-stage preclinical pipeline in oncology and immunology with the goal to initiate at least four IND/CTA enabling studies and at least one first-in-human study in 2025.
- Aiming to fuel the clinical pipeline with at least two new clinical candidates annually across cell therapies and small molecules and various indications, from 2026 onwards.

**At the Annual and Extraordinary Shareholders' Meetings held on 30 April 2024, all proposed resolutions were approved.**

- Approved resolutions include the revised 2024 Remuneration Policy and 2023 Remuneration Report.

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Galapagos NV Half-year financial report 2024

Outlook 2024 Financial outlook The cash burn guidance for full year 2024, not including business development, is confirmed in the range of €280 million to €320 million. Our cash burn guidance for 2024 including business development to date is €370 million to €410 million. Portfolio Advancing current pipeline and strengthening capabilities We continue to strengthen our capabilities in cell therapy and small molecules internally and through strategic business development, and we are advancing multiple clinical and preclinical candidates across various indications and modalities. Before year-end, we anticipate to: Progress patient recruitment in our ongoing Phase 1/2 studies with CD19 CAR-T candidates, GLPG5101 and GLPG5201. Present additional safety, efficacy, translational and durability data from our ongoing Phase 1/2 studies with CD19 CAR-T candidates, GLPG5101 in R/R NHL and GLPG5201 in R/R CLL with or without RT. Submit an IND to the FDA for our Phase 1/2 EUPLAGIA-1 study of GLPG5201. Resume study enrollment of our Phase 1/2 PAPILIO-1 study of GLPG5301 in R/R MM in the coming months. Further upscale our cell therapy manufacturing network in the U.S. and Europe for the manufacturing of fresh cell therapies with a median vein-to-vein time of seven days. Progress patient recruitment in our ongoing dermatomyositis (DM) and systemic lupus erythematosus (SLE) Phase 2 studies with TYK2 inhibitor, GLPG3667. Accelerate the pipeline through strategic partnerships, early-stage research collaborations, licensing or acquisitions in areas of high unmet medical needs.

Financial highlights Consolidated Key Figures (thousands of €, if not stated otherwise) Six months ended 30 June 2024 Six months ended 30 June 2023(*) Year ended 31 December 2023 Income statement Supply revenues 19,105 — — Collaboration revenues 121,200 118,627 239,724 Total net revenues 140,305 118,627 239,724 Cost of sales (19,105) — — R&D expenses (145,225) (108,739) (241,294) S&M, G&A expenses (63,925) (57,941) (133,965) Other operating income 16,638 20,348 47,272 Operating loss (71,312) (27,705) (88,263) Net financial results 98,337 33,113 93,888 Taxes 1,139 (12,732) (9,613) Net profit/loss (–) from continuing operations 28,164 (7,324) (3,988) Net profit from discontinued operations, net of tax 71,041 35,632 215,685 Net profit 99,205 28,308 211,696 Income statement from discontinued operations Product net sales 11,264 54,275 112,339 Collaboration revenues 26,041 155,919 431,465 Total net revenues 37,305 210,194 543,804 Cost of sales (2,012) (7,840) (18,022) R&D expenses (11,279) (103,136) (190,177) S&M, G&A expenses (10,320) (63,656) (131,346) Other operating income 54,601 3,422 13,003 Operating profit 68,295 38,984 217,262 Net financial results 2,844 (2,474) 499 Taxes (98) (878) (2,076) Net profit from discontinued operations, net of tax 71,041 35,632 215,685

Galápagos
MANAGEMENT REPORT

| (thousands of €, if not stated otherwise) | Six months ended 30 June 2024 | Six months ended 30 June 2023(*) | Year ended 31 December 2023 |
|---|---|---|---|
| **Balance sheet** | | | |
| Cash and cash equivalents | 72,328 | 98,024 | 166,803 |
| Current financial investments | 3,358,092 | 3,776,913 | 3,517,698 |
| R&D incentives receivables | 172,139 | 156,341 | 178,688 |
| Assets | 4,290,367 | 4,522,340 | 4,357,396 |
| Shareholders' equity | 2,910,295 | 2,583,948 | 2,795,566 |
| Deferred income | 1,186,822 | 1,726,704 | 1,327,463 |
| Other liabilities | 193,250 | 211,688 | 234,367 |
| | | | |
| **Cash flow** | | | |
| Operational cash burn | (250,041) | (224,323) | (414,824) |
| Cash flow used in operating activities | (188,867) | (220,286) | (405,970) |
| Cash flow generated from/used in (-) investing activities | 95,678 | (187,760) | 71,186 |
| Cash flow used in financing activities | (2,232) | (1,741) | (5,001) |
| Decrease in cash and cash equivalents | (95,421) | (409,788) | (339,785) |
| Effect of currency exchange rate fluctuation on cash and cash equivalents | 939 | (307) | (1,522) |
| Cash and cash equivalents at the end of the period | 72,328 | 98,024 | 166,810 |
| Cash and cash equivalents from continuing operations | 72,328 | 98,024 | 166,803 |
| Cash and cash equivalents included in assets classified as held for sale | - | - | 7 |
| Current financial investments at the end of the period | 3,358,092 | 3,776,913 | 3,517,698 |
| Total current financial investments and cash and cash equivalents at the end of the period | 3,430,420 | 3,874,937 | 3,684,514 |
| | | | |
| **Financial ratios** | | | |
| Number of shares issued at the end of the period | 65,897,071 | 65,897,071 | 65,897,071 |
| Basic and diluted earnings per share | 1.51 | 0.43 | 3.21 |
| Share price at the end of the period (in €) | 23.34 | 37.37 | 36.99 |
| Total group employees at the end of the period (number) | 683 | 1,233 | 1,123 |

(*) The 2023 comparatives have been restated to consider the impact of classifying the Jyseleca® business as discontinued operations in 2023.

## H1 2024 financial results

As a consequence of the transfer of our Jyseleca® business to Alfasigma, the results related to Jyseleca® for the first half-year of 2024 are presented separately from the results of our continuing operations in the line 'Net profit from discontinued operations, net of tax' in our consolidated income statement. The comparative first half-year of 2023 has been restated accordingly for the presentation of the results related to the Jyseleca® business.

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Galapagos NV Half-year financial report 2024

Results from continuing operations Total operating loss from continuing operations for the six months ended 30 June 2024 was €71.3 million, compared to an operating loss of €27.7 million for the six months ended 30 June 2023. Total net revenues for the six months ended 30 June 2024 amounted to €140.3 million, compared to €118.6 million for the six months ended 30 June 2023. The revenue recognition related to the exclusive access rights granted to Gilead for our drug discovery platform amounted to €115.1 million for the first six months of both 2024 and 2023. Our deferred income balance at 30 June 2024 includes €1.2 billion allocated to our drug discovery platform that is recognized linearly over the remaining period of our 10-year collaboration. We have recognized royalty income from Gilead for Jyseleca® for €6.1 million in the first six months of 2024 (compared to €3.5 million in the same period last year). Cost of sales for the six months ended 30 June 2024 amounted to €19.1 million and related to the supply of Jyseleca® to Alfasigma under the transition agreement. The related revenues are reported in total net revenues. R&D expenses in the first six months of 2024 amounted to €145.2 million, compared to €108.7 million for the first six months of 2023. This increase was primarily explained by an increase in subcontracting cost from €28.0 million in the first half- year of 2023 to €64.6 million in the first half-year of 2024 due to increased costs for cell therapy and small molecule programs in oncology. Personnel costs decreased from €47.7 million in the first half of 2023 to €42.0 million for the same period this year. S&M expenses amounted to €7.1 million in the first six months of 2024, compared to €1.4 million in the first six months of 2023. The cost increase was mainly explained by higher personnel costs (€4.0 million for the first six months of 2024 compared to €0.7 million for the same period last year) due to investments in strategic marketing for oncology. G&A expenses amounted to €56.8 million in the first six months of 2024, compared to €56.5 million in the first six months of 2023. An increase in legal and professional fees, from €9.0 million in the first six months of 2023 to €15.6 million in the first six months of 2024 mainly related to business development activities and corporate projects, was offset by a decrease in personnel expenses of €6.2 million (from €31.6 million in the first six months of 2023 to €25.4 million in the same period this year). Other operating income amounted to €16.6 million in the first six months of 2024, compared to €20.3 million for the same period last year. This decrease is mainly driven by lower grants and R&D incentives. Net financial income in the first six months of 2024 amounted to €98.3 million (as compared to net financial income of €33.1 million in the same period last year) and consisted mainly of €49.4 million interest income (as compared to €33.4 million interest income in the same period last year) due to the increased interest rates. Net financial income in the first six months of 2024 also included €18.2 million of unrealized currency exchange gains on our cash and cash equivalents and current financial investments at amortized cost in U.S. dollar (as compared to €11.4 million unrealized currency exchange loss on cash and cash equivalents and current financial investments in the first six months of 2023), as a result of the fluctuation of the U.S. dollar, and €31.2 million positive changes in fair value of current financial investments (€12.7 million positive changes in the same period last year). We had €1.1 million of tax income for the first six months of 2024 (as compared to €12.7 million tax expenses for the same period last year). This decrease was primarily due to the re-assessment in 2023 of net deferred tax liabilities and corporate income tax payables as a result of a one-off intercompany transaction. Net profit from continuing operations for the first six months of 2024 was €28.2 million, compared to a net loss from continuing operations of €7.3 million for the same period last year. Results from discontinued operations Total operating profit from discontinued operations amounted to €68.3 million in the first six months of 2024, compared to an operating profit of €39.0 million in the same period last year. Product net sales of Jyseleca® in Europe were €11.3 million for the first six months of 2024 consisting of sales to customers in January 2024. Product net sales to customers for the first six months of 2023 amounted to €54.3 million. As from 1 February 2024, all economics linked to the sales of Jyseleca® in Europe are for the account of Alfasigma. Collaboration revenues for the development of filgotinib with Gilead amounted to €26.0 million for the first six months of 2024, compared to €155.9 million for the same period last year. The sale of the Jyseleca® business to Alfasigma on 31 January 2024 led to the full recognition by us in revenue of the remaining deferred income related to filgotinib. Cost of sales related to Jyseleca® net sales were €2.0 million for the first six months of 2024. Cost of sales related to Jyseleca® net sales for the first six months of 2023 amounted to €7.8 million. R&D expenses for the development of filgotinib for the first six months of 2024 amounted to €11.3 million, compared to €103.1 million in the first six months of 2023. As from 1 February 2024, all filgotinib development expenses still incurred during the transition period are recharged to Alfasigma. G&A and S&M expenses related to the Jyseleca® business amounted to €10.3 million in the first six months of 2024, compared to €63.7 million in the first six months of 2023. As from 1 February 2024, all remaining G&A and S&M expenses relating to Jyseleca® are recharged to Alfasigma.

Other operating income for the first six months of 2024 amounted to €54.6 million (€3.4 million for the same period last year) and comprised €52.3 million related to the gain on the sale of the Jyseleca® business to Alfasigma. This result as of 30 June 2024 of the transaction is considering the following elements: €50.0 million of upfront payment received at closing of the transaction of which €40.0 million was paid into an escrow account. This amount will be kept in escrow for a period of one year after the closing date of 31 January 2024. We gave customary representations and warranties which are capped and limited in time (at 30 June 2024, this €40.0 million is presented as “Escrow account” in our statement of financial position). €9.8 million of cash received from Alfasigma related to the closing of the transaction as well as €0.9 million of accrued negative adjustment for the settlement of net cash and working capital. €47.0 million of fair value on 31 January 2024 of the future earn-outs payable by Alfasigma to us (the fair value of these future earn-outs at 30 June 2024 is presented on the lines “Non-current contingent consideration receivable” and “Trade and other receivables”). As from 1 February 2024, we are entitled to receive royalties on net sales of Jyseleca® in Europe from Alfasigma. €40.0 million of liability towards Alfasigma on 31 January 2024 for R&D cost contributions of which €10.0 million was paid in the first half-year of 2024 (at 30 June 2024, €30.0 million of liabilities for R&D cost contribution is presented in our statement of financial position on the line “Trade and other liabilities”). The other financial results contained a positive effect of discounting the contingent consideration receivable from Alfasigma for €2.6 million and a positive effect of discounting our long term deferred income of €0.2 million (€2.4 million discounting expenses of our long term deferred income in the same period last year). Net profit from discontinued operations related to Jyseleca® amounted to €71.0 million for the first six months of 2024, compared to a net profit amounting to €35.6 million for the first six months of 2023. Cash, cash equivalents and current financial investments Cash and cash equivalents and current financial investments totaled €3,430.4 million as of 30 June 2024 (€3,684.5 million as of 31 December 2023). A net decrease of €254.1 million in cash and cash equivalents and current financial investments was recorded during the first six months of 2024, compared to a net decrease of €192.5 million during the first six months of 2023. This net decrease was composed of (i) €250.0 million of operational cash burn including €78.6 million cash impact of business development activities, (ii) €36.9 million for the acquisition of financial assets held at fair value through other comprehensive income, (iii) €31.2 million of net cash in related to the sale of the Jyseleca® business to Alfasigma of which €40.0 million has been transferred to an escrow account, offset by (iv) €41.6 million of positive exchange rate differences, positive changes in fair value of current financial investments and variation in accrued interest income. The operational cash burn (or operational cash flow if this liquidity measure is positive) is a financial measure that is not calculated in accordance with IFRS. Operational cash burn/cash flow is defined as the increase or decrease in our cash and cash equivalents (excluding the effect of exchange rate differences on our cash and cash equivalents), minus: 1. the net proceeds, if any, from share capital and share premium increases included in the net cash flows generated from/used in (–) financing activities 2. the net proceeds or cash used, if any, in acquisitions or disposals of businesses; the acquisition of financial assets held at fair value through other comprehensive income; the movement in restricted cash and movement in current financial investments, if any, the loans and advances given to third parties, if any, included in the net cash flows generated from/used in (–) investing activities 3. the cash used for other liabilities related to the acquisition or disposal of businesses, if any, included in the net cash flows generated from/used in (–) operating activities. This alternative liquidity measure is in our view an important metric for a biotech company in the development stage. The following table provides a reconciliation of the operational cash burn: Six months ended 30 June (thousands of €) 2024 2023 Decrease in cash and cash equivalents (excluding effect of exchange differences) (95,421) (409,788) Less: Net proceeds from capital and share premium increases —  (1,770) Net purchase/sale (–) of current financial investments (200,307) 187,235 Acquisition of financial assets held at fair value through other comprehensive income 36,880 —  Cash out from the disposal of subsidiaries, net of cash disposed of 5,209 —  Cash used for other liabilities related to the disposal of subsidiaries 3,598 —  Total operational cash burn (250,041) (224,323)

The Galapagos share Performance of the Galapagos share on Euronext and Nasdaq 50 40 30 20 01.01.2024 01.04.2024 01.07.2024 GLPG.AM (in EUR) GLPG.US (in USD) Related party transactions We refer to the statements included under the heading “Related party transactions” in the “Notes to the unaudited condensed consolidated interim financial statements for the first six months of 2024” part of this report.

Risk factors We refer to the description of risk factors in our 2023 annual report, pp. 60–80, as supplemented by the description of risk factors in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission, pp. 4–54. In summary of the foregoing, the principal risks and uncertainties faced by us relate to and include, but are not limited to: product development and regulatory approval; commercialization; our financial position and need for additional capital; our reliance on third parties; our intellectual property; our competitive position; our organization, structure and operation; and market risks relating to our shares and ADSs. We also refer to the description of the group’s financial risk management given in the 2023 annual report, pp. 248–251, which remains valid and unaltered.

Galápagos
MANAGEMENT REPORT

# Disclaimer and other information

Galapagos NV is a limited liability company organized under the laws of Belgium, having its registered office at Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium and registered with the Crossroads Bank for Enterprises Database (RPR Antwerp – division Mechelen) under number 0466.460.429. Throughout this report, the term "Galapagos NV" refers solely to the non-consolidated Belgian company, and references to "we," "our," "the group" or "Galapagos" include Galapagos NV together with its subsidiaries.

With the exception of filgotinib's approval as Jyseleca® for the treatment of moderate to severe rheumatoid arthritis and ulcerative colitis by inter alia the European Commission, Great Britain's Medicines and Healthcare products Regulatory Agency and Japanese Ministry of Health, Labour and Welfare, our drug candidates mentioned in this report are investigational; their efficacy and safety have not been fully evaluated by any regulatory authority.

This report is published in Dutch and in English. Galapagos will use reasonable efforts to ensure the translation and conformity between the Dutch and English versions. In case of inconsistency between the Dutch and the English version, the Dutch version shall prevail.

This report is available free of charge and upon request addressed to:

Galapagos NV
Investor Relations
Generaal De Wittelaan L11 A3 2800 Mechelen, Belgium
Tel: +32 15 34 29 00
Email: **ir@glpg.com**

A digital version of this report is available on our website, **www.glpg.com**.

We will use reasonable efforts to ensure the accuracy of the digital version, but we do not assume responsibility if inaccuracies or inconsistencies with the printed or PDF document arise as a result of any electronic transmission. Other information on our website or on other websites does not form a part of this report.

Jyseleca® was a trademark of Galapagos NV and Gilead Sciences, Inc. or its related companies and is registered at the date of this report at Alfasigma.

## Listings

Euronext Amsterdam and Brussels: GLPG
Nasdaq: GLPG

16
Galapagos NV Half-year financial report 2024

Forward-looking statements This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, that are based on our management’s beliefs and assumptions and on information currently available to our management. All statements other than present and historical facts and conditions contained in this report, including statements regarding our future results of operations and financial positions, business strategy, plans and our objectives for future operations, are forward-looking statements. These statements are often, but are not always, made through the use of words or phrases such as “believe,” “anticipate,” “expect,” “plan,” “estimate,” “may,” “will,” “could,” “would,” “potential,” “forward,” “goal,” “next,” “opportunity,” “continue,” “remain,” “promising,” “advance,” “encouraging,” “aim,” “outlook,” “further” as well as similar expressions. Forward-looking statements contained in this report include, but are not limited to, the information provided in the section captioned “Outlook 2024”, the guidance from management regarding our financial results (including guidance regarding the expected operational use of cash for the fiscal year 2024), statements regarding our strategic and capital allocation priorities, statements regarding our regulatory outlook, business strategy and statements regarding preliminary, interim and topline data from our preclinical and clinical studies and any other data or analyses related to programs, and our plans and strategy with respect to such studies, statements about our ability to advance product candidates into, and successfully complete, clinical trials, statements regarding the timing and likelihood of business development projects and external innovation, statements regarding the amount and timing of potential future milestones, opt-in, royalty or other payments, statements regarding our R&D plans, strategy and outlook, including progress on our oncology or immunology portfolio, on our CAR-T portfolio, including any potential changes in such strategy, statements related to the anticipated timing for submissions to regulatory agencies, including any INDs or CTAs, statements regarding our pipeline and complementary technology platforms facilitating future growth, statements regarding our commercialization efforts for our product candidates, and any of our future approved products, if any, statements about potential future commercial manufacturing of T-cell therapies, statements regarding the potential attributes and benefits of our product candidates, including indications, dosing and treatment modalities, and their potential competitive position with respect to other treatment alternatives, statements regarding the global R&D collaboration with Gilead, statements relating to the development of our commercial organization, commercial sales, and rollout of our products or product candidates (if approved), globally, statements related to the development of our distributed manufacturing capabilities on a global basis, statements regarding our supply chain, including our reliance on third parties, and statements regarding our sustainability plans. We caution the reader that forward-looking statements are based on our management’s current expectations and beliefs, and are not guarantees of any future performance. Forward-looking statements may involve known and unknown risks, uncertainties and other factors which might cause our actual results, financial condition and liquidity, performance or achievements, or the industry in which we operate, to be materially different from any historic or future results, financial conditions, performance or achievements expressed or implied by such statements. Such risks include, but are not limited to, the risk that our beliefs, guidance and expectations regarding our 2024 revenues, cash burn, operational expenses, or other financial metrics may be incorrect (including because one or more of our assumptions underlying our revenue or expense expectations may not be realized), the risk that ongoing and future clinical trials may not be completed in the currently envisaged timelines or at all, the inherent risks and uncertainties associated with competitive developments, clinical trials, recruitment of patients, estimated patient populations, product development activities and regulatory approval requirements (including, but not limited to, the risk that data and timing from our ongoing and planned clinical research programs, may not support registration or further development of our product candidates due to safety, or efficacy concerns, or any other reasons), risks related to the potential benefits and risks related to our current collaborations, including our plans and ability to enter into collaborations for additional programs or product candidates, risks related to the acquisitions of CellPoint and AboundBio, including the risk that we may not achieve the anticipated benefits of the acquisitions of CellPoint and AboundBio, the inherent risks and uncertainties associated with target discovery and validation, and drug discovery and development activities, the risk that the preliminary and topline data from preclinical and clinical studies may not be reflective of the final data, risks related to our reliance on collaborations with third parties (including, but not limited to our collaboration partners, Gilead, Lonza, BridGene Biosciences, Blood Centers of America and Adaptimmune), the risk that we will not be able to continue to execute on our currently contemplated business plan and/or will revise our business plan, including the risk that our plans with respect to our CAR-T program may not be achieved on the currently anticipated timeline or at all, the risk that our projections and expectations regarding the commercial potential of our product candidates (if approved) or expectations regarding the revenues and costs associated with any commercialization rights may be inaccurate, the risks related to our strategic transformation exercise, including the risk that we may not achieve the anticipated benefits of such exercise on the currently envisaged timeline or at all, the risk that we will encounter challenges retaining or attracting talent, and risks related to disruption in our operations, supply chain, or ongoing studies due to conflicts or macroeconomic issues. A further list and description of these risks, uncertainties and other risks can be found in our filings and reports with the Securities and Exchange Commission (“SEC”), including in our most recent annual report on Form 20-F filed with the SEC and our subsequent filings and reports filed with the SEC. We also refer to the “Risk Factors” section of this report. Given these risks and uncertainties, the reader is advised not to place any undue reliance on any such forward- looking statements. In addition, even if our results, performance, financial condition and liquidity, or the industry in which we operate, are consistent with such forward-looking statements, they may not be predictive of results, performance or achievements in future periods. These forward-looking statements speak only as of the date of publication of this report. We expressly disclaim any obligation to update any such statements in this document to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statements is based or that may affect the likelihood that actual results will differ from those set forth in any such statements, unless specifically required by law or regulation.

Financial statements Unaudited condensed consolidated interim financial statements for the first half-year of 2024 Pioneering science to transform patient outcomes

Financial Statements Unaudited condensed consolidated interim financial statements for the first six months of 2024 Consolidated statements of income and comprehensive income/loss (-) (unaudited) Consolidated income statement Six months ended 30 June (thousands of €, except per share data) 2024 2023(*) Supply revenues 19,105 —  Collaboration revenues 121,200 118,627 Total net revenues 140,305 118,627 Cost of sales (19,105) —  Research and development expenses (145,225) (108,739) Sales and marketing expenses (7,092) (1,434) General and administrative expenses (56,833) (56,507) Other operating income 16,638 20,348 Operating loss (71,312) (27,705) Fair value adjustments and net currency exchange differences 49,455 183 Other financial income 50,015 33,723 Other financial expenses (1,133) (793) Profit before tax 27,025 5,408 Income taxes 1,139 (12,732) Net profit/loss (–) from continuing operations 28,164 (7,324) Net profit from discontinued operations, net of tax 71,041 35,632 Net profit 99,205 28,308

Six months ended 30 June (thousands of €, except per share data) 2024 2023(*) Net profit attributable to: Owners of the parent 99,205 28,308 Basic and diluted earnings per share 1.51 0.43 Basic and diluted earnings/loss (–) per share from continuing operations 0.43 (0.11) (*) The 2023 comparatives have been restated to consider the impact of classifying the Jyseleca® business as discontinued operations in 2023. The accompanying notes form an integral part of these condensed consolidated financial statements. Consolidated statement of comprehensive income/loss (–) Six months ended 30 June (thousands of €) 2024 2023(*) Net profit 99,205 28,308 Items that will not be reclassified subsequently to profit or loss: Re-measurement of defined benefit obligation 74 —  Fair value adjustment financial assets held at fair value through other comprehensive income 923 —  Items that may be reclassified subsequently to profit or loss: Translation differences, arisen from translating foreign activities 215 256 Realization of translation differences upon sale of foreign operations 4,095 —  Other comprehensive income, net of income tax 5,307 28,564 Total comprehensive income attributable to: Owners of the parent 104,512 28,564 Total comprehensive income attributable to owners of the parent arises from: Continuing operations 29,112 (6,801) Discontinued operations 75,400 35,365 Total comprehensive income, net of income tax 104,512 28,564 (*) The 2023 comparatives have been restated to consider the impact of classifying the Jyseleca® business as discontinued operations in 2023. The accompanying notes form an integral part of these condensed consolidated financial statements.

Consolidated statements of financial position (unaudited) 30 June 31 December (thousands of €) 2024 2023 Assets Goodwill 69,787 69,557 Intangible assets other than goodwill 182,547 127,906 Property, plant and equipment 128,491 126,321 Deferred tax assets 1,154 1,126 Non-current R&D incentives receivables 130,622 141,252 Non-current contingent consideration receivable 43,512 —  Equity investments 51,378 13,575 Other non-current assets 17,690 16,070 Non-current assets 625,181 495,807 Inventories 63,364 73,978 Trade and other receivables 60,024 28,449 Current R&D incentives receivables 41,517 37,436 Current financial investments 3,358,092 3,517,698 Cash and cash equivalents 72,328 166,803 Escrow account 40,334 —  Other current assets 29,527 15,140 Current assets from continuing operations 3,665,186 3,839,504 Assets in disposal group classified as held for sale —  22,085 Total current assets 3,665,186 3,861,589 Total assets 4,290,367 4,357,396

30 June 31 December (thousands of €) 2024 2023 Equity and liabilities Share capital 293,937 293,937 Share premium account 2,736,994 2,736,994 Other reserves (4,679) (5,890) Translation differences 2,895 (1,201) Accumulated losses (118,852) (228,274) Total equity 2,910,295 2,795,566 Retirement benefit liabilities 2,278 2,293 Deferred tax liabilities 21,842 23,607 Non-current lease liabilities 6,749 4,944 Other non-current liabilities 29,808 31,570 Non-current deferred income 954,614 1,071,193 Non-current liabilities 1,015,291 1,133,607 Current lease liabilities 4,124 4,652 Trade and other liabilities 128,312 135,201 Current tax payable 137 56 Current deferred income 232,208 256,270 Current liabilities from continuing operations 364,781 396,179 Liabilities directly associated with assets in disposal group classified as held for sale —  32,044 Total current liabilities 364,781 428,223 Total liabilities 1,380,072 1,561,830 Total equity and liabilities 4,290,367 4,357,396 The accompanying notes form an integral part of these condensed consolidated financial statements.

Consolidated cash flow statements (unaudited) Six months ended 30 June (thousands of €) 2024 2023 Net profit of the period 99,205 28,308 Adjustment for non-cash transactions (14,184) 47,603 Adjustment for items to disclose separately under operating cash flow (49,814) (13,155) Adjustment for items to disclose under investing and financing cash flows (62,075) (7,123) Change in working capital other than deferred income (64,496) (18,545) Cash used for other liabilities related to the disposal of subsidiaries (3,598) —  Decrease in deferred income (140,038) (264,931) Cash used in operations (235,000) (227,843) Interest paid (501) (3,472) Interest received 47,228 12,125 Corporate taxes paid (594) (1,096) Net cash flow used in operating activities (188,867) (220,286)

Six months ended 30 June (thousands of €) 2024 2023 Purchase of property, plant and equipment (7,062) (8,065) Purchase of and expenditure in intangible fixed assets (65,036) (28) Proceeds from disposal of property, plant and equipment —  2,212 Purchase of current financial investments (1,516,737) (2,212,112) Investment income received related to current financial investments 9,558 5,356 Sale of current financial investments 1,717,044 2,024,877 Cash out from the disposals of subsidiaries, net of cash disposed of (5,209) —  Acquisition of financial assets held at fair value through other comprehensive income (36,880) —  Net cash flow generated from/used (–) in investing activities 95,678 (187,760) Payment of lease liabilities (2,232) (3,511) Proceeds from capital and share premium increases from exercise of subscription rights —  1,770 Net cash flow used in financing activities (2,232) (1,741) Decrease in cash and cash equivalents (95,421) (409,787) Cash and cash equivalents at beginning of the period 166,810 508,117 Decrease in cash and cash equivalents (95,421) (409,787) Effect of exchange rate differences on cash and cash equivalents 939 (306) Cash and cash equivalents at end of the period 72,328 98,024 The accompanying notes form an integral part of these condensed consolidated financial statements.

Galápagos
FINANCIAL STATEMENTS

# Consolidated statements of changes in equity

## (unaudited)

| (thousands of €) | Share capital | Share premium account | Translation differences | Other reserves | Accumul. losses | Total |
|---|---|---|---|---|---|---|
| **On 1 January 2023** | **293,604** | **2,735,557** | **(1,593)** | **(4,853)** | **(496,689)** | **2,526,026** |
| Net profit | | | | | 28,308 | 28,308 |
| Other comprehensive income/ loss (-) | | | 282 | (26) | | 256 |
| **Total comprehensive income/ loss (-)** | | | **282** | **(26)** | **28,308** | **28,564** |
| Share-based compensation | | | | | 27,590 | 27,590 |
| Exercise of subscription rights | 333 | 1,437 | | | | 1,770 |
| **On 30 June 2023** | **293,937** | **2,736,994** | **(1,311)** | **(4,879)** | **(440,792)** | **2,583,948** |
| | | | | | | |
| **On 1 January 2024** | **293,937** | **2,736,994** | **(1,201)** | **(5,890)** | **(228,274)** | **2,795,566** |
| Net profit | | | | | 99,205 | 99,205 |
| Other comprehensive income | | | 4,096 | 1,211 | | 5,307 |
| **Total comprehensive income** | | | **4,096** | **1,211** | **99,205** | **104,512** |
| Share-based compensation | | | | | 10,217 | 10,217 |
| **On 30 June 2024** | **293,937** | **2,736,994** | **2,895** | **(4,679)** | **(118,852)** | **2,910,295** |

The accompanying notes form an integral part of these condensed consolidated financial statements.

26
Galapagos NV Half-year financial report 2024

Notes to the unaudited condensed consolidated interim financial statements for the first six months of 2024 Basis of preparation These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as adopted by the European Union and as issued by the IASB. The condensed consolidated interim financial statements do not contain all information required for an annual report and should therefore be read in conjunction with our Annual Report 2023. Material accounting policies There were no significant changes in accounting policies applied by us in these condensed consolidated interim financial statements compared to those used in the most recent annual consolidated financial statements of 31 December 2023 except for the change in the accounting policy for equity instruments. In light of our ongoing business transformation post Jyseleca® divestiture, we changed the classification of our equity investments. All our existing strategic equity investments have been measured at fair value through other comprehensive income rather than through profit or loss, as from 1 January 2024. Furthermore after completion of the sale of the Jyseleca® business we started to recognize sales of Jyseleca® inventories to Alfasigma as supply revenues. These supply revenues are recognized at a point in time when the control of inventory items transfers to Alfasigma. New standards and interpretations applicable for the annual period beginning on 1 January 2024 did not have any material impact on our condensed consolidated interim financial statements. We have not early adopted any other standard, interpretation, or amendment that has been issued but is not yet effective.

Summary of significant transactions Transfer of the Jyseleca® business to Alfasigma On 31 January 2024, we successfully completed the transaction with Alfasigma for the transfer of the Jyseleca® business. Alfasigma paid us an upfront payment of €50.0 million plus €9.8 million for cash and working capital. We are entitled to potential future sales- based milestone payments totaling €120.0 million and mid-single to mid-double-digit royalties on European sales. The estimated fair value of this contingent consideration amounted to €47.0 million on closing of the transaction. We already contributed €10.0 million to Alfasigma and will still contribute €30.0 million by June 2025 for Jyseleca® related development activities. As part of the transaction, the amended Filgotinib Agreement between us and Gilead has been assigned by us to Alfasigma and led to the full recognition in revenue of the remaining deferred income related to filgotinib. Clinical collaboration agreement with Adaptimmune On 30 May 2024, we entered into a clinical collaboration agreement with an option to exclusively license Adaptimmune’s next-generation TCR T-cell therapy (uza-cel) targeting MAGE-A4 for head & neck cancer and potential future solid tumor indications, using Galapagos’ decentralized cell manufacturing platform. Under the terms of the Collaboration and Exclusive License Agreement, we paid an upfront exclusivity payment of $70.0 million and $15.0 million in R&D funding to Adaptimmune at signing of the collaboration agreement on 30 May 2024. A further $15.0 million in R&D funding will follow subject to the start of dosing in the proof-of-concept trial. Adaptimmune will be responsible for the clinical proof-of-concept trial in head & neck cancer and the supply of the vector for the manufacturing of uza-cel. We will be responsible for the delivery of fresh uza-cel product for the head & neck cancer proof-of-concept trial using our innovative, decentralized cell therapy manufacturing platform. We capitalized the $70.0 million as intangible asset and amortize it over the expected exclusivity period. The $15.0 million has been recognized as deferred expense and will gradually be released in R&D expenses over the R&D period. Equity investment in Frontier Medicines On 31 January 2024, we participated for $40.0 million in the Series C financing round of Frontier Medicines, a pioneer in oncology with a unique FrontierTM platform based on chemoproteomics, covalent chemistry and machine learning to unlock access to formerly “undruggable” cancer targets and a pipeline of potential best-in-class assets that fit with our precision oncology R&D approach. This equity instrument is presented on the line “Equity investments” in our statement of financial position and is measured at fair value through other comprehensive income. Per 30 June 2024 no fair value change was recognized except for the currency exchange rate impact.

Critical accounting judgements and key sources of estimation uncertainty There were no significant changes in our critical accounting judgements and key sources of estimation uncertainty compared to those used in the most recent annual consolidated financial statements of 31 December 2023 except for the following new critical accounting judgements and key sources of estimation uncertainty. Transfer Jyseleca® business to Alfasigma – transition services During a certain transition period after the closing of the sale of the Jyseleca® business to Alfasigma on 31 January 2024, we will still perform certain activities for the benefit of Alfasigma, in accordance with the transition agreement. Critical accounting judgements were made for the following areas: As part of the transition services we will continue to sell the products to end- customers in certain countries during a transition period. We will collect the cash from the customers but will transfer the net profit generated by these sales to Alfasigma. All of this is done for the benefit and at the risk of Alfasigma. As such we present revenues on a net basis in our consolidated income statement (within discontinued operations). Sale of inventories to Alfasigma: we concluded that we are still in full control of our inventories and therefore present the revenues and cost of sales relating to the sale of inventories (API, brite stock and finished products) to Alfasigma on a gross basis in our results from continuing operations. Revenues from the supply of these products to Alfasigma are recognized upon transfer of the control relating to these products. Transfer Jyseleca® business to Alfasigma – Determination of the fair value of the contingent earn-outs The contingent consideration included in the total consideration for the sale of the Jyseleca® business to Alfasigma was recorded at fair value at the completion date (31 January 2024) and is updated at each reporting date. The fair value is based on our best estimate of the expected royalties and sales milestones in the future, considering probability adjusted sales forecasts of Jyseleca® discounted using an appropriate discount rate. The fair value is reviewed at each reporting date and any changes are reflected in our consolidated income statement, in the line ‘Net profit from discontinued operations, net of tax’. Determination of fair value of equity instruments As there is no active market for any of our equity instruments and most of the companies we invest in are early stage R&D organizations, we establish the fair value by using other valuation techniques. The fair value has been determined mainly by reference to the initial transaction price and fluctuations will be driven by a variety of factors, such as the evolution of the underlying company’s pipeline. The inputs used are categorized as Level 3 inputs.

Adaptimmune collaboration Under the terms of the Collaboration and Exclusive License Agreement, we paid an upfront exclusivity payment of $70.0 million and $15.0 million in R&D funding to Adaptimmune at signing of the collaboration. A further $15.0 million in R&D funding will follow subject to the start of dosing in the proof-of-concept trial. We capitalized the $70.0 million as intangible asset (as an exclusive right) and amortize it over the expected exclusivity period. At each reporting period, we will reassess this period. The expected exclusivity period is depending on the evolution of the program and any changes thereto can lead to changes in the amortization period. The $15.0 million has been recognized as deferred expense and will gradually be released in R&D expenses over the R&D period, which can fluctuate as well overtime, depending on the progress of the program.

Details of the unaudited condensed consolidated interim results As a consequence of the transfer of our Jyseleca® business to Alfasigma, the revenues and costs related to Jyseleca® for the first half-year of 2024 are presented separately from the results of our continuing operations in the line ‘Net profit from discontinued operations, net of tax’ in our consolidated income statement. The comparative first half- year of 2023 has been restated accordingly for the presentation of the results related to the Jyseleca® business. Results from continuing operations Total net revenues for the six months ended 30 June 2024 amounted to €140.3 million, compared to €118.6 million for the six months ended 30 June 2023. Supply revenues These revenues amounted to €19.1 million and are fully related to the supply of Jyseleca® to Alfasigma under the transition agreement. The related cost of sales are reported on the cost of sales line. Collaboration revenues The following table summarizes our collaboration revenues for the six months ended 30 June 2024 and 2023: Six months ended 30 June Over Point (thousands of €) time in time 2024 2023(*) Recognition of non-refundable upfront payments and license fees 115,120 115,151 Gilead collaboration agreement for drug discovery platform 115,120 115,151 Royalties 6,080 3,476 Gilead royalties on Jyseleca® 6,080 3,476 Total collaboration revenues 121,200 118,627 (*) The 2023 comparatives have been restated to consider the impact of classifying the Jyseleca® business as discontinued operations in 2023.

The rollforward of the outstanding balance of the current and non-current deferred income between 1 January 2024 and 30 June 2024 can be summarized as follows: (thousands of €) Gilead collaboration agreement for filgotinib Gilead collaboration agreement for drug discovery platform(1) Other deferred income Total On 1 January 2024 26, 268 1,299,163 2,034 1,327,463 Of which current portion: 25,054 230,070 1,146 256,270 Significant financing component(2) (227) (227) Revenue recognition of upfront (21,952) (115,120) (137,072) Revenue recognition of milestones (4,089) (4,089) Other movements 747 747 On 30 June 2024- 1,184,043 2,780 1,186,822 Of which current portion:- 230,092 2,116 232,208 (1) The upfront received and the outstanding balance at 31 December 2023 comprise the issuance liabilities for the warrants and the upfront payment allocated to the drug discovery platform. (2) With regard to the additional consideration received for the extended cost sharing for filgotinib, we assume the existence of a significant financing component reflecting the time value of money on the estimated recognition period. Operating costs and other operating income Operating costs Research and development expenditure The following table summarizes our research and development expenditure for the six months ended 30 June 2024 and 2023: Six months ended 30 June (thousands of €) 2024 2023(*) Personnel costs (42,040) (47,728) Subcontracting (64,587) (27,971) Disposables and lab fees and premises costs (8,971) (10,175) Depreciation and amortization (13,254) (11,677) Professional fees (8,419) (4,250) Other operating expenses (7,954) (6,938) Total research and development expenditure (145,225) (108,739) (*) The 2023 comparatives have been restated to consider the impact of classifying the Jyseleca® business as discontinued operations in 2023.

Subcontracting costs increased mainly related to cell therapy and small molecule programs in oncology. The decrease in personnel expenses was due to lower costs for subscription right plans; professional fees increased. The table below summarizes our R&D expenditure for the six months ended 30 June 2024 and 2023, broken down by program. Six months ended 30 June (thousands of €) 2024 2023(*) SIKi program (9,147) (12,670) TYK2 program on GLPG3667 (15,837) (15,335) Cell therapy programs in oncology (65,295) (31,302) Other discovery programs (54,946) (49,432) Total research and development expenditure (145,225) (108,739) (*) The 2023 comparatives have been restated to consider the impact of classifying the Jyseleca® business as discontinued operations in 2023. Sales and marketing expenses The following table summarizes our sales and marketing expenses for the six months ended 30 June 2024 and 2023: Six months ended 30 June (thousands of €) 2024 2023(*) Personnel costs (3,992) (741) Depreciation (147) (31) External outsourcing costs (1,130) (476) Professional fees (506) (30) Other operating expenses (1,317) (156) Total sales and marketing expenses (7,092) (1,434) (*) The 2023 comparatives have been restated to consider the impact of classifying the Jyseleca® business as discontinued operations in 2023. The increase in personnel expenses can be explained by an increase in staff related to strategic marketing in oncology.

General and administrative expenses The following table summarizes our general and administrative expenses for the six months ended 30 June 2024 and 2023: Six months ended 30 June (thousands of €) 2024 2023(*) Personnel costs (25,436) (31,631) Depreciation (4,161) (4,146) Legal and professional fees (15,551) (8,973) Other operating expenses (11,685) (11,757) Total general and administrative expenses (56,833) (56,507) (*) The 2023 comparatives have been restated to consider the impact of classifying the Jyseleca® business as discontinued operations in 2023. The decrease in personnel costs due to lower costs for subscription right plans was offset by an increase in legal and professional fees related to business development activities and corporate projects. Other operating income The following table summarizes our other operating income for the six months ended 30 June 2024 and 2023: Six months ended 30 June (thousands of €) 2024 2023(*) Grant income 1,324 3,260 R&D incentives income 10,620 13,134 Other 4,694 3,954 Total other operating income 16,638 20,348 (*) The 2023 comparatives have been restated to consider the impact of classifying the Jyseleca® business as discontinued operations in 2023. Lower grants and lower R&D tax credit incentives due to the transfer of our R&D activities in France to NovAliX in July 2023 explain the decrease in other operating income.

Financial income/expenses The following table summarizes our financial income/expenses (–) for the six months ended 30 June 2024 and 2023: Six months ended 30 June (thousands of €) 2024 2023(*) Fair value adjustments and net currency exchange differences: Net unrealized currency exchange gain/loss (–) 18,352 (11,443) Net realized currency exchange loss (49) (1,123) Fair value re-measurement of warrants (12) 18 Fair value gain on current financial investments 31,164 12,731 Total fair value adjustments and net currency exchange differences 49,455 183 Other financial income: Interest income 49,421 33,407 Discounting effect of non-current R&D incentives receivables 558 309 Other finance income 36 7 Total other financial income 50,015 33,723 Other financial expenses: Interest expenses (119) (630) Discounting effect of other non-current liabilities (484) 153 Other finance charges (530) (316) Total other financial expenses (1,133) (793) Total net financial result 98,337 33,113 (*) The 2023 comparatives have been restated to consider the impact of classifying the Jyseleca® business as discontinued operations in 2023. The increase in the financial results is mainly explained by the positive evolution of the USD exchange rate, the increase in fair value gain on current financial investments and the increase of the interest rates for the first six months of 2024 compared to the same period last year.

Discontinued operations The following disclosure illustrates the result from our discontinued operations, related to the transfer of the Jyseleca® business to Alfasigma on 31 January 2024. Disposal of the Jyseleca® business (discontinued operations) 1.1 Consideration received Six months ended 30 June (thousands of €) 2024 Upfront payment received 50,000 Settlement for net cash and working capital 9,835 Total consideration received 59,835 1.2 Analysis of assets and liabilities over which control was lost 31 January (thousands of €) 2024 Property, plant and equipment 4,186 Deferred tax assets 292 Other non-current assets 613 Inventories 505 Trade and other receivables 18,439 Cash and cash equivalents 19,523 Other current assets 1,161 Total assets 44,719 Other reserves (74) Retirement benefit liabilities 1,003 Non-current lease liabilities 2,328 Other non-current liabilities 90 Current lease liabilities 1,308 Trade and other liabilities 28,927 Current tax payable 1,170 Current deferred income 430 Total liabilities 35,182 Net assets disposed of 9,537

1.3 Gain on disposal of the Jyseleca® business (included in other operating income in the income statement) Six months ended 30 June (thousands of €) 2024 Upfront payment received 50,000 Settlement for net cash and working capital 9,835 Additional adjustment working capital to be settled (900) Net assets disposed of (9,537) Effect of cumulative translation adjustments reclassified from equity on loss of control (4,095) Fair value of the future earn-outs payable by Alfasigma to us 47,035 Contribution for R&D costs payable by us to Alfasigma (40,000) Gain on disposal of subsidiaries 52,338 1.4 Net cash inflow/outflow (-) on disposal of the Jyseleca® business Six months ended 30 June (thousands of €) 2024 Upfront payment received 50,000 Settlement for net cash and working capital 9,835 Transfer to escrow account (40,000) Contribution for R&D costs paid by us to Alfasigma (10,000) Earn-outs paid by Alfasigma 794 Less: cash and cash equivalents balances disposed of (19,523) Less: settlement of pre-existing relationships 3,685 Cash out from the disposal of subsidiaries, net of cash disposed of (5,209) Costs associated to the sale taken into result in 2023 (3,072) Costs associated to the sale taken into result in 2024 (526) Cash used for other liabilities related to the disposal of subsidiaries (3,598)

(I) Result from discontinued operations Six months ended 30 June (thousands of €, except per share data) 2024 2023 Product net sales 11,264 54,275 Collaboration revenues 26,041 155,919 Total net revenues 37,305 210,194 Cost of sales (2,012) (7,840) Research and development expenses (11,279) (103,136) Sales and marketing expenses (9,271) (56,827) General and administrative expenses (1,049) (6,829) Other operating income 54,601 3,422 Operating profit 68,295 38,984 Other financial income 2,856 3 Other financial expenses (12) (2,477) Profit before tax 71,139 36,510 Income taxes (98) (878) Net profit 71,041 35,632 Basic and diluted earnings per share from discontinued operations 1.08 0.54 Weighted average number of shares – Basic (in thousands of shares) 65,897 65,870 Weighted average number of shares – Diluted (in thousands of shares) 66,046 65,965 The sale of the Jyseleca® business to Alfasigma on 31 January 2024 led to the full recognition in revenue of the remaining deferred income related to filgotinib (€26.0 million reported on line ‘Collaboration revenues’ for the first half of 2024). As from 1 February 2024, all economics linked to the sales of Jyseleca® in Europe are for the benefit of Alfasigma. All filgotinib development expenses and all remaining G&A and S&M expenses relating to Jyseleca® are recharged to Alfasigma. Other operating income includes €52.3 million related to the gain on the sale of the Jyseleca® business to Alfasigma on 30 June 2024.

(II) Cash flow from discontinued operations Six months ended 30 June (thousands of €) 2024 2023 Net cash flow used in operating activities (24,400) (99,110) Net cash flow used in investing activities (5,209) — Net cash flow used in financing activities — (937) Net cash flow used in discontinued operations (29,609) (100,046) Cash position Cash and cash equivalents and current financial investments totaled €3,430.4 million on 30 June 2024 (€3,684.5 million on 31 December 2023). Cash and cash equivalents and current financial investments comprised cash at banks, term deposits, treasury bills and money market funds. Our cash management strategy monitors and optimizes our liquidity position. Our cash management strategy allows short-term deposits with an original maturity exceeding three months while monitoring all liquidity aspects. All cash and cash equivalents are available upon maximum three months’ notice period and without significant penalty. Cash at banks were mainly composed of current accounts. Our credit risk is mitigated by selecting a panel of highly rated financial institutions for our deposits. Current financial investments comprised €1,362.7 million of term deposits which all had an original maturity longer than three months and which are not available on demand within three months. Our current financial investments also comprised money market funds and treasury bills. Our portfolio of treasury bills contains only AAA rated paper, issued by France, Belgium, Flanders and Europe. Our money market funds portfolio consists of AAA short-term money market funds with a diversified and highly rated underlying portfolio managed by established fund management companies with a proven track record.

30 June 31 December (thousands of €) 2024 2023 Money market funds 1,252,460 1,316,805 Treasury bills 742,893 742,025 Term deposits 1,362,739 1,458,868 Total current financial investments 3,358,092 3,517,698 Cash at banks 52,328 71,803 Term deposits 20,000 95,000 Cash and cash equivalents from continuing operations 72,328 166,803 Cash and cash equivalents included in assets classified as held for sale — 7 Total cash and cash equivalents 72,328 166,810 On 30 June 2024, our cash and cash equivalents and current financial investments included $737.7 million held in U.S. dollars ($865.4 million on 31 December 2023) which could generate foreign exchange gains or losses in our financial results in accordance with the fluctuation of the EUR/U.S. dollar exchange rate as our functional currency is EUR. The foreign exchange loss (–)/gain in case of a 10% change in the EUR/U.S. dollar exchange rate amounts to €68.9 million.

Note to the cash flow statement 30 June (thousands of €) 2024 2023 Adjustment for non-cash transactions Depreciation and amortization 18,152 18,566 Share-based compensation expenses 10,217 27,590 Increase/decrease (–) in retirement benefit obligations and provisions 8 (112) Unrealized exchange losses/gains (–) and non-cash other financial result (18,910) 11,135 Discounting effect of non-current deferred income (227) 2,400 Discounting effect of other non-current liabilities 484 (153) Fair value re-measurement of warrants 12 (18) Net change in fair value of current financial investments (21,391) (12,732) Fair value adjustment earn-out royalties (2,628) — Other non-cash expenses 99 926 Total adjustment for non-cash transactions (14,184) 47,603 Adjustment for items to disclose separately under operating cash flow Interest expense 121 674 Interest income (49,421) (27,439) Tax expense (1,041) 13,610 Correction for cash used for other liabilities related to the disposal of subsidiaries 527 — Total adjustment for items to disclose separately under operating cash flow (49,814) (13,155) Adjustment for items to disclose under investing and financing cash flows Gain on sale of subsidiaries (52,339) — Gain (–)/loss on sale of fixed assets 37 (1,155) Investment income on current financial investments (9,773) (5,968) Total adjustment for items to disclose separately under investing and financing cash flow (62,075) (7,123) Change in working capital other than deferred income Decrease in inventories 10,756 3,140 Increase in receivables (42,283) (14,548) Decrease in liabilities (32,969) (7,137) Total change in working capital other than deferred income (64,496) (18,545)

Financial risk management The following table summarizes the categories of financial assets and liabilities held at fair value: 30 June 31 December (thousands of ™) 2024 2023 Financial assets held at fair value through other comprehensive income Equity instruments 51,378 - Financial assets held at fair value through profit or loss Equity instruments - 13,575 Contingent consideration receivable 47,611 - Current financial investments 1,252,460 1,316,805 Financial liabilities held at fair value through profit or loss Contingent consideration related to milestones CellPoint 21,455 20,972 We consider that the carrying amount of all other financial assets and liabilities approximate their fair value, except for the treasury bills for which the fair value amounts to €743.2 million (carrying value of €742.9 million). We refer to the section about our material accounting policies, explaining the change in presentation of our equity investments compared to 31 December 2023. The valuation of all our equity investments is based on Level 3 assumptions as it are investments in non-quoted companies. These investments are valued initially at fair value through the established purchase price between a willing buyer and seller. Subsequent valuation is based on internal and external evidence such as information from recent financing rounds, scientific updates and other valuation techniques. Current financial investments measured at fair value through profit or loss included money market funds in EUR and USD, which all classify for Level 1 fair value measurement. The contingent consideration receivable relates to the fair value of the future earn-outs (consisting of sales milestones and royalties) to be obtained from Alfasigma for the sale of Jyseleca®. €4.1 million is presented on the line “Trade and other receivables” and €43.5 million is presented on the line “non-current contingent consideration receivable”. The total potential amount consists of sales-based milestone payments totaling €120.0 million and mid-single to mid-double-digit royalties on European sales. The valuation is based on Level 3 assumptions with the key assumptions being the probability of reaching the sales milestones and the expected European sales. A change in expected sales by 15% would result in a change of €12.9 million in the total contingent consideration receivable at 30 June 2024.

The contingent consideration arrangement relating to the acquisition of CellPoint requires us to pay the former owners of CellPoint additional considerations up to €100.0 million. This amount is due when certain sequential development (€20.0 million), regulatory (€30.0 million) and sales-based (€50.0 million) milestones would be achieved. Total fair value at 30 June 2024 of these milestones amounted to €21.5 million. The fair value measurement is based on significant inputs that are not observable in the market, which are classified as Level 3 inputs. The key assumption in the valuation at 30 June 2024 is the appropriate probability of success of reaching these milestones. A change in probabilities of success of each milestone by 5 percentage points would result in a change of €3.0 million in the total contingent consideration liability on 30 June 2024. As per 30 June 2024 the only change made to the key assumptions as compared to 31 December 2023 was the expected timing of the milestones. This impact, together with the discounting effect, was recognized in the financial results.

Galápagos
FINANCIAL STATEMENTS

# Off-balance sheet arrangements

## Contractual obligations and commitments

We have certain purchase commitments principally with CRO subcontractors and certain collaboration partners.

On 30 June 2024, we had outstanding obligations for purchase commitments, which become due as follows:

| (thousands of €) | Total | Less than 1 year | 1 - 3 years | 3 - 5 years | More than 5 years |
|---|---|---|---|---|---|
| **Purchase commitments** | 255,964 | 162,778 | 81,349 | 11,040 | 797 |

Our purchase commitments at the end of June 2024 included €133.2 million related to projects in development phase, €71.5 million for projects in discovery research (of which €53.9 million related to our collaboration with NovAliX), €45.0 million for shared services, €3.3 million for commercial and medical affairs and €2.9 million related to Jyseleca® product supply chain.

We refer to our **Annual Report 2023** for information on our contingent contractual obligations.

On 31 January 2024, we completed the transaction of the transfer of the Jyseleca® business to Alfasigma. In accordance with common practice, we gave customary representations and warranties which are capped and limited in time. We have an obligation towards Alfasigma to bear certain well-defined post completion costs incurred at their end that go beyond a predetermined level. No provision for such liability was made at 30 June 2024.

On 30 May 2024, we entered into a Collaboration and Exclusive License agreement with Adaptimmune. Under the terms of this agreement, we have the obligation to pay potential R&D funding amounting to $15.0 million, option exercise fees of up to $100.0 million and potential milestones, which are dependent on successful completion of certain development and commercial milestones, as detailed in the agreement. At 30 June 2024 the commitment for potential milestones amounts to $465.0 million on an undiscounted and non-risk adjusted basis. This amount represents the maximum amount that would be paid if all milestones would be achieved but excludes tiered royalty payments based on net sales.

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Galapagos NV Half-year financial report 2024

Galápagos
FINANCIAL STATEMENTS

## Related party transactions

On 16 May 2024, the members of the Executive Committee were offered new restricted stock units ("**RSUs**"). The RSUs are offered for no consideration. The members of the Executive Committee accepted all RSUs offered to them. Each RSU represents the right to receive, at Galapagos' discretion, one Galapagos share or a payment in cash of an amount equivalent to the volume-weighted average price of the Galapagos share on Euronext Brussels over the 30-calendar day period preceding the relevant vesting date. The RSU grant has a four-year vesting period, with 25% vesting each year and a first vesting date on 1 May 2025. For the members of the Executive Committee, any vesting prior to the third anniversary of the offer date will always give rise to a payment in cash rather than a delivery of shares.

On 16 May 2024, the members of the Executive Committee were offered new subscription rights under Subscription Right Plan 2024 BE, subject to acceptance. A first portion of the number of accepted subscription rights under Subscription Right Plan 2024 BE was enacted by notary deed on 17 May 2024 and a second portion on 3 July 2024. For one member of the Executive Committee the suspensive condition of acceptance is still outstanding. The subscription rights have an exercise term of eight years as of the date of the offer. The exercise price of the subscription rights is €26.90 (the closing price of the Galapagos share on Euronext Brussels and Amsterdam on the day preceding this offer). Each subscription right gives the right to subscribe for one new Galapagos share. For all the beneficiaries under Subscription Right Plan 2024 BE the subscription rights vest only and fully on the first day of the fourth calendar year following the calendar year in which the grant was made. The subscription rights can in principle not be exercised prior to 1 January 2028.

The table below sets forth the number of subscription rights offered under Subscription Right Plan 2024 BE and the total number of RSUs offered and accepted by each member of the Executive Committee during the first six months of 2024:

| Name | Title | Number of 2024 subscription rights offered | Number of 2024 RSUs accepted |
|---|---|---|---|
| Stoffels IMC BV[1] | CEO | 75,000[2] | 178,476 |
| Valeria Cnossen | General Counsel | 30,000 | 26,740 |
| Annelies Missotten | Chief Human Resources Officer | 30,000[2] | 14,264 |
| Thad Huston | CFO & COO | 50,000[2] | 80,036 |

[1] Stoffels IMC BV, permanently represented by Dr. Paul Stoffels.
[2] These subscription rights have already been accepted.

On 30 April 2024, Galapagos NV held its Annual Shareholders' Meeting ("**AGM**"). The AGM approved (a) the re-appointment of Dr. Elisabeth Svanberg and the appointment of Dr. Susanne Schaffert and Mr. Simon Sturge as independent non-executive Directors for a period of four years, and (b) the appointment of Mr. Andrew Dickinson as a non-independent non-executive Director for a period of four years.

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Galapagos NV Half-year financial report 2024

Also on 30 April 2024, immediately after the AGM, Galapagos NV held an Extraordinary Shareholders’ Meeting (“EGM”). The EGM approved (a) the issuance of one new subscription right (in the form of a warrant) for the benefit of Gilead Therapeutics (the “Subsequent Warrant B”), together with the cancellation of the statutory preferential subscription right, and (b) the renewal of the authorization of the Board of Directors to increase the share capital within the framework of the authorized capital by up to 20% of the share capital. During the first six months of 2024, other than as disclosed in the paragraph above, there were no changes to related party transactions disclosed in the 2023 annual report that potentially had a material impact on the financials of Galapagos of the first six months of 2024. Events after the end of the reporting period There were no adjusting events nor material non-adjusting events to be reported. Approval of interim financial statements The interim financial statements were approved by the Board of Directors on 29 July 2024.

Galápagos
OTHER INFORMATION

# Glossary

## ADS

American Depositary Share; Galapagos has a Level 3 ADS listed on Nasdaq with ticker symbol GLPG and CUSIP number 36315X101. One ADS is equivalent to one ordinary share in Galapagos NV

## ATALANTA-1

ATALANTA-1 Phase 1/2 study with the decentralized manufactured CD19 CAR-T candidate, GLPG5101, in patients with relapsed/ refractory non-Hodgkin lymphoma (R/R NHL)

## ATPase

ATPase (adenosine triphosphatase) is an enzyme that catalyzes the hydrolysis of ATP (adenosine triphosphate) into ADP (adenosine diphosphate) and an inorganic phosphate. This reaction releases energy, which the cell can use to perform various functions

## BCMA

B cell maturation antigen (BCMA) is a member of the tumor necrosis factor receptor superfamily that plays an important role in regulating B-cell proliferation and survival. BCMA is central to the survival of multiple myeloma cells

## Biologics

Biologics, also referred to as Biologicals, are those class of medicines which are grown and then purified from large-scale cell cultures of bacteria or yeast, or plant or animal cells. Biologicals are a diverse group of medicines which includes vaccines, growth factors, immune modulators, monoclonal antibodies, as well as products derived from human blood and plasma. What distinguishes biologics from other medicines is that these are generally proteins purified from living culture systems or from blood, whereas other medicines are considered as 'small molecules' and are either made synthetically or purified from plants

## CAR-T

Chimeric antigen receptor T cells (also known as CAR-T cells) are T cells that have been genetically engineered to produce an artificial T cell receptor for use in immunotherapy

## Cash position

Current financial investments and cash and cash equivalents

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Galapagos NV Half-year financial report 2024

Galápagos
OTHER INFORMATION

## CD19

CD19 is a protein found on the surface of B-cells, a type of white blood cell. Since CD19 is a hallmark of B-cells, the protein has been used to diagnose cancers that arise from this type of cell, notably B-cell lymphomas

## Cell therapy

Cell therapy aims to treat diseases by restoring or altering certain sets of cells or by using cells to carry a therapy through the body. With cell therapy, cells are cultivated or modified outside the body before being injected into the patient. The cells may originate from the patient (autologous cells) or a donor (allogeneic cells)

## Chronic Lymphocytic Leukemia (CLL)

Chronic lymphocytic leukemia is the most common leukemia in adults. It is a type of cancer that starts in cells that become certain white blood cells (called lymphocytes) in the bone marrow. The cancer (leukemia) cells originate in the bone marrow and migrate to the bloodstream

## Complete Response Rate (CRR)

Term used for the absence of all detectable cancer after the treatment is completed

## Compound

A chemical substance, often a small molecule with drug-like properties

## Contract research organization (CRO)

Organization which provides drug discovery and development services to the pharmaceutical, biotechnology and medical devices industry

## Cryopreservation

Process where biological material - cells, tissues, or organs - are frozen to preserve the material for an extended period of time

## Cytokine

A category of small proteins which play important roles in signaling in processes in the body

## Cytokine release syndrome (CRS)

Condition that develops when your immune system responds too aggressively to infection or after certain types of immunotherapy, such as CAR-T-cell therapy

## Dermatomyositis (DM)

Dermatomyositis is a rare inflammatory disease. Common symptoms include distinctive skin rash, and inflammatory myopathy, or inflamed muscles, causing muscle weakness

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Galapagos NV Half-year financial report 2024

Development All activities required to bring a new drug to the market. This includes preclinical and clinical development research, chemical and pharmaceutical development and regulatory filings of product candidates Discovery Process by which new medicines are discovered and/or designed. At Galapagos, this is the department that oversees target and drug discovery research through to nomination of preclinical candidates Dose-range finding study Phase 2 clinical study exploring the balance between efficacy and safety among various doses of treatment in patients. Results are used to determine doses for later studies EC European Commission Efficacy Effectiveness for intended use EMA European Medicines Agency, in charge of European market authorization of new medications End-to-end A process that takes a system or service from beginning to end and delivers a complete functional solution, usually without strong reliance on third parties EUPLAGIA-1 EUPLAGIA-1 Phase 1/2 study with decentralized manufactured CD19 CAR-T candidate, GLPG5201, in patients with relapsed/refractory chronic lymphocytic leukemia (R/R CLL) and small lymphocytic lymphoma (R/R SLL), with or without Richter transformation (RT) FDA The U.S. Food and Drug Administration is an agency responsible for protecting and promoting public health and in charge of American market approval of new medications Filgotinib Formerly known as GLPG0634, commercial name is Jyseleca®. Small molecule preferential JAK1 inhibitor, approved in RA and UC in the European Union, Great-Britain and Japan. Phase 4 studies in both RA and UC are ongoing

Galápagos
OTHER INFORMATION

## FORM 20-F

Form 20-F is an SEC filing submitted to the US Securities and Exchange Commission

## FSMA

The Belgian market authority: Financial Services and Markets Authority, or *Autoriteit voor Financiële Diensten en Markten*

## FTE

Full-time equivalent; a way to measure an employee's involvement in a project. For example, an FTE of 1.0 means that the equivalent work of one full-time worker was used on the project

## G&A expenses

General & administrative expenses

## GALACELA

Phase 2 study with GLPG3667 in patients with systemic lupus erythematous

## Galapagos' cell manufacturing platform

Galapagos' decentralized, innovative cell therapy manufacturing platform has the potential for the administration of fresh, fit cells within a median vein-to-vein time of seven days, greater physician control and improved patient experience. The platform consists of an end-to-end xCellit™ workflow management and monitoring software system, a decentralized, functionally closed, automated manufacturing platform for cell therapies (using Lonza's Cocoon®) and a proprietary quality control testing and release strategy.

## GALARISSO

Phase 2 study with GLPG3667 in patients with dermatomyositis

## GLPG0634

Molecule number currently known as filgotinib and Jyseleca®

## GLPG3667

A TYK2 kinase inhibitor discovered by us, topline results from the Phase 1b in psoriasis reported in July 2021

## GLPG5101

A second generation anti-CD19/4-1BB CAR-T product candidate currently in Phase 1/2 study in R/R NHL

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Galapagos NV Half-year financial report 2024

GLPG5201 A second generation anti-CD19/4-1BB CAR-T product candidate currently in Phase 1/2 study in R/R CLL/SLL with or without RT GLPG5301 A BCMA CAR-T product candidate Immune effector cell-associated neurotoxicity syndrome (ICAN) Clinical and neuropsychiatric syndrome that can occur in the days to weeks following administration of certain types of immunotherapy, especially immune effector cell (IEC) and T cell engaging therapy Immunology The study of the immune system and is a very important branch of the medical and biological sciences. The immune system protects humans from infection through various lines of defence. If the immune system is not functioning as it should, it can result in disease, such as autoimmunity, allergy, and cancer In-/out-licensing Receiving/granting permission from/to another company or institution to use a brand name, patent, or other proprietary right, in exchange for a fee and/or royalty Intellectual property Creations of the mind that have commercial value and are protected or protectable, including by patents, trademarks or copyrights Investigational New Drug (IND) Application An Investigational New Drug Application (IND) is a request for authorization from the Food and Drug Administration (FDA) to administer an investigational drug or biological product to humans JAK Janus kinases (JAK) are critical components of signaling mechanisms utilized by a number of cytokines and growth factors, including those that are elevated in RA. Filgotinib is a preferential JAK1 inhibitor Jyseleca® Jyseleca® is the brand name for filgotinib Leukapheresis Laboratory procedure in which white blood cells are separated from a sample of blood

Galápagos
OTHER INFORMATION

## Lymphocyte

Type of white blood cell that is part of the immune system

## MAGE-A4

MAGE-A4, melanoma-associated antigen A4, is a member of the MAGE protein family of cancer-testis antigens. In healthy adult, MAGE-A4 expression is restricted to immune-privileged sites. However, in many cancers MAGE-A4 is widely expressed including lung cancer, head and neck squamous cell cancer, synovial sarcoma(SS), ovarian cancer, urothelial cancer and melanoma

## Milestone

Major achievement in a project or program; in our alliances, this is usually associated with a payment

## Multiple myeloma (MM)

Multiple myeloma (MM) is typically characterized by the neoplastic proliferation of plasma cells producing a monoclonal immunoglobulin. The plasma cells proliferate in the bone marrow and can result in extensive skeletal destruction with osteolytic lesions, osteopenia, and/or pathologic fractures

## Non-Hodgkin lymphoma (NHL)

Non-Hodgkin lymphoma is a type of cancer that begins in the lymphatic system, which is part of the body's germ-fighting immune system. In non-Hodgkin lymphoma, white blood cells called lymphocytes grow abnormally and form tumors throughout the body

## Objective Response Rate (ORR)

The response rate is the percentage of patients on whom a therapy has some defined effect; for example, the cancer shrinks or disappears after treatment. When used as a clinical endpoint for trials of cancer treatments, this is often called the objective response rate

## Oncology

Field of medicine that deal with the diagnosis, treatment, prevention, and early detection of cancer

## Outsourcing

Contracting work to a third party

## PAPILIO-1

Phase 1/2 study with GLPG5301 in patients with relapsed/refractory multiple myeloma

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Galapagos NV Half-year financial report 2024

Parkinsonism Parkinsonism is a clinical syndrome characterized by a combination of motor symptoms typically associated with Parkinson’s disease. Parkinsonism can be caused by Parkinson’s disease itself, but it can also result from other conditions, such as neurodegenerative diseases, medication side effects, vascular changes, infections, toxins Phase 1 First stage of clinical testing of an investigational drug designed to assess the safety and tolerability, pharmacokinetics of a drug, usually performed in a small number of healthy human volunteers Phase 2 Second stage of clinical testing, usually performed in no more than several hundred patients, in order to determine efficacy, tolerability and the dose to use Phase 3 Large clinical trials, usually conducted in several hundred to several thousand patients to gain a definitive understanding of the efficacy and tolerability of the candidate treatment; serves as the principal basis for regulatory approval Pivotal trials Registrational clinical trials PRAC Pharmacovigilance Risk Assessment Committee of the European Medicines Agency, responsible for assessing all aspects of risk management of human medicines Preclinical Stage of drug research development, undertaken prior to the administration of the drug to humans. Consists of in vitro and in vivo screening, pharmacokinetics, toxicology, and chemical upscaling Preclinical candidate (PCC) A new molecule and potential drug that meets chemical and biological criteria to begin the development process Product candidate Substance that has satisfied the requirements of early preclinical testing and has been selected for development, starting with formal preclinical safety evaluation followed by clinical testing for the treatment of a certain disorder in humans

Galápagos
OTHER INFORMATION

## PROTAC

A proteolysis-targeting chimera (PROTAC) is a hetero-bifunctional molecule containing two small molecule-binding ligands joined together by a linker

## R&D operations

Research and development operations; unit responsible for discovery and developing new product candidates for internal pipeline or as part of risk/reward sharing alliances with partners

## Refractory

"Refractory" refers to a patient with cancer that is/has become resistant to, or does not respond to, treatment

## Relapsed

"Relapsed" refers to a patient with cancer that develops cancer again after a period of improvement

## Rheumatoid arthritis (RA)

A chronic, systemic inflammatory disease that causes joint inflammation, and usually leads to cartilage destruction, bone erosion and disability

## Richter transformation

Richter transformation (RT) is an uncommon clinicopathological condition observed in patients with CLL. It is characterized by the sudden transformation of the CLL into a significantly more aggressive form of large cell lymphoma, and occurs in approximately 2-10% of all CLL patients

## S&M expenses

Sales and marketing expenses

## SEC

Securities and Exchange Commission in the US

## SMARCA2

SMARCA2 (SWI/SNF related, matrix associated, actin dependent regulator of chromatin, subfamily a, member 2) is a gene that encodes a protein involved in chromatin remodeling. This protein is a part of the SWI/SNF family of proteins, which are essential for regulating gene expression by altering the structure of chromatin (the complex of DNA and proteins that forms chromosomes). Mutations or dysregulation of SMARCA2 have been implicated in various cancers. As a part of the chromatin remodeling machinery, changes in its activity can lead to altered gene expression profiles that may contribute to tumorigenesis

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Galapagos NV Half-year financial report 2024

Galápagos
OTHER INFORMATION

## Solid tumor

A solid tumor is an abnormal mass of tissue that usually does not contain cysts or liquid areas. Solid tumors can occur in various parts of the body and are characterized by the uncontrolled growth of cells in a specific area. They can be benign (non-cancerous) or malignant (cancerous)

## Systemic lupus erythematosus (SLE)

An autoimmune disease, with systemic manifestations including skin rash, erosion of joints or even kidney failure

## Target

Protein that has been shown to play a role in a disease process and that forms the basis of a therapeutic intervention or discovery of a medicine

## Target discovery

Identification and validation of proteins that have been shown to play a role in a disease process

## TCR-T

T-Cell Receptor Therapy; In TCR-T therapy, T cells are extracted from a patient and genetically modified in the laboratory to express a specific TCR that can recognize cancer-specific antigens. These engineered T cells are then expanded in number and infused back into the patient, where they can seek out and destroy cancer cells displaying the target antigen. This therapy is a type of adoptive cell transfer and is being researched as a potential treatment for various types of cancer

## TYK

Tyrosine kinase is an enzyme that can transfer a phosphate group from ATP to the tyrosine residues of specific proteins inside a cell. It functions as an "on" or "off" switch in many cellular functions. Tyrosine kinases belong to a larger class of enzymes known as protein kinases which also attach phosphates to other amino acids such as serine and threonine. GLPG3667 is a reversible and selective TYK2 kinase domain inhibitor

## Ulcerative colitis (UC)

UC is an IBD causing chronic inflammation of the lining of the colon and rectum (unlike CD with inflammation throughout the gastrointestinal tract)

## uza-cel

Uza-cel is a next-generation clinical-stage engineered TCR T-cell therapy developed by Adaptimmune, targeting the MAGE-A4 cancer antigen expressed in various solid tumors. Uza-cel is engineered to express the CD8$\alpha$ co-receptor alongside the engineered TCR that targets MAGE-A4. Data indicate that co-expression of CD8$\alpha$ may broaden and increase the immune response against solid tumors

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Galapagos NV Half-year financial report 2024

Financial calendar 30 October 2024 Third quarter 2024 results 12 February 2025 Full year 2024 results

Colophon Concept, design and online programming nexxar GmbH, Vienna – Online annual reports and online sustainability reports www.nexxar.com Photography Frank van Delft Thomas Altany Copy deadline: 1 August 2024 This report is also available in Dutch and available for download in the Downloads section of this report or at www.glpg.com

Galápagos
OTHER INFORMATION

# Contact





**Sofie Van Gijsel**
Head of Investor Relations
Galapagos NV
Generaal De Wittelaan L11 A3
2800 Mechelen, Belgium
Tel. +1 781 296 1143
Email: ir@glpg.com

**Sandra Cauwenberghs**
Director of Investor Relations
Galapagos NV
Generaal De Wittelaan L11 A3
2800 Mechelen, Belgium
Tel. +32 15 34 29 00
Email: ir@glpg.com





**Marieke Vermeersch**
Head of Corporate Communication
Galapagos NV
Generaal De Wittelaan L11 A3
2800 Mechelen, Belgium
Tel. +32 479 49 06 03
Email: media@glpg.com

**Jennifer Wilson**
Senior Director, Strategic and Therapy Area Communications Lead
Galapagos NV
Generaal De Wittelaan L11 A3
2800 Mechelen, Belgium
Tel. + 44 7444 896759
Email: media@glpg.com

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Galapagos NV Half-year financial report 2024